THE TAX-EXEMPT BOND FUND OF AMERICA, INC.
      333 South Hope Street, Los Angeles, California 90071
                    Telephone (213) 486-9200
                                      September 3, 1979
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA  90071
     Re:  Investment Letter
Gentlemen:
     The Tax-Exempt Bond Fund of America, Inc. a Maryland corporation, (the "Fund"), hereby offers to sell to Capital Research and Management Company 10,000 shares of its Capital Stock, par value $1 per share (the "Shares") at a price of $10.00 per share upon the following terms and conditions:
     You agree to pay to the Fund the Aggregate Purchase Price of $100,000 against delivery of a statement confirming the registration of the 10,000 Shares in your name.
     You represent to the Fund that you are purchasing the Shares for your own account for investment purposes and not with the present intention of redeeming or reselling the Shares and that the purchase price of such Shares is in payment for an equity interest and does not represent a loan or temporary advance by you to the Fund.
     You understand that you are obligated to pay certain expenses incurred in connection with the organization of the Fund, its qualification to do business as a foreign corporation in the State of California, and its registration as an investment company under the Investment Company Act of 1940. You agree that you will not redeem any of the Shares while any portion of such organizational expenses has not been paid.
                               Very truly yours,
                               THE TAX-EXEMPT BOND FUND OF
                               AMERICA, INC.
                              By
                                  Thomas E. Terry, Vice President
Confirmed and agreed to September 3, 1979
CAPITAL RESEARCH AND MANAGEMENT COMPANY
By
   James R. Zukor